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                                            Registration Statement No. 333-04191
                                                Filed Pursuant to Rule 424(b)(3)



                            SUPPLEMENT TO PROSPECTUS
                               DATED MAY 31, 1996

                                2,250,000 SHARES

                                  PHYCOR, INC.

                                  COMMON STOCK

                       1996 AFFILIATE STOCK PURCHASE PLAN

     The Prospectus, dated May 31, 1996 (the "Prospectus"), to which this Supplement, dated June 3, 1998, is attached, relates to the offering by PhyCor, Inc. (the "Company") to eligible Affiliates (as defined below) pursuant to the Company's 1996 Affiliate Stock Purchase Plan (the "Plan") of up to 2,250,000 shares of the Common Stock, no par value per share ("Common Stock"), of the Company. For purposes of the Plan, the term "Affiliates" shall mean eligible (i) employees of limited liability companies and partnerships in which the Company has an equity interest of at least 50% (each a "PhyCor-Related Entity"), (ii) individuals who are Technical Employees and who are employed by an Affiliated Clinic, (iii) if the Company, a subsidiary or a PhyCor-Related Entity has entered into a management agreement with an Affiliated Clinic in anticipation of execution of a service agreement, any non-physician personnel providing day-to-day services to such Affiliated Clinic through an entity in which the Affiliated Clinic or its physician shareholders, partners or members have a material interest (a "Service Provider"), (iv) physician employees and other personnel (other than Technical Employees) employed by (A) an Affiliated Clinic or (B) a subsidiary of an Affiliated Clinic which such Affiliated Clinic has an equity interest of at least 50% and with which the Company, a subsidiary thereof or a PhyCor-Related Entity has entered into a management arrangement (an "Affiliated Subsidiary") and (v) members, partners or shareholders of an Affiliated Clinic (each of the individuals described in (i) -- (v) being hereinafter referred to as an "Affiliate").

     THIS SUPPLEMENT RELATES TO AN AMENDMENT TO THE PLAN ADOPTED BY THE COMPANY'S BOARD OF DIRECTORS ON MAY 15, 1998 AND EFFECTIVE JULY 1, 1998 (THE "AMENDMENT"). PURSUANT TO THE AMENDMENT, A DISTINCTION BETWEEN PHYCOR AFFILIATES AND CLINIC AFFILIATES HAS BEEN ADDED TO THE PLAN AND CERTAIN PROVISIONS OF THE PLAN HAVE BEEN MODIFIED AS A RESULT. BECAUSE OF THIS DISTINCTION, EXPLANATIONS OF THE PLAN CONTAINED IN THE PROSPECTUS ARE MODIFIED BY THE PROVISIONS CONTAINED IN THIS SUPPLEMENT. AFFILIATES ARE STRONGLY ENCOURAGED TO READ CAREFULLY THIS SUPPLEMENT.

     Terms defined in the Prospectus have the same meaning in this Supplement unless the context requires otherwise. All share numbers used herein give effect to a three-for-two stock split of the Common Stock effected on June 14, 1996 in the form of a 50% stock dividend and all prior stock dividends.

     THIS SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHYCOR, INC., 30 BURTON HILLS BOULEVARD, SUITE 400, NASHVILLE, TENNESSEE 37215,
ATTENTION: N. CAROLYN FOREHAND, VICE PRESIDENT AND GENERAL COUNSEL.
                               ------------------

                  THE DATE OF THIS SUPPLEMENT IS JUNE 3, 1998.
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THE PLAN AND THE AMENDMENT

     The Plan was adopted and approved by the Company's Board of Directors on May 10, 1996 to provide an opportunity for Affiliates to own shares of the Company's Common Stock and to increase the Affiliates' interest in the Company's economic future by providing a convenient and commission-free way to purchase shares of Common Stock at a modest discount. The Amendment was adopted by the Company's Board of Directors on May 15, 1998, to become effective on July 1, 1998, in response to changes in accounting policy.

     The Amendment distinguishes between PhyCor Affiliates and Clinic
     Affiliates.

     PhyCor Affiliates shall consist of (i) eligible employees of PhyCor-Related Entities, (ii) eligible individuals who are Technical Employees and who are employed by an Affiliated Clinic and (iii) if the Company, a subsidiary or a PhyCor-Related Entity has entered into a management agreement with an Affiliated Clinic in anticipation of execution of a service agreement, eligible non-physician personnel providing day-to-day services to such Affiliated Clinic through a Service Provider.

     Clinic Affiliates shall consist of eligible (i) physician employees and other personnel (other than Technical Employees) employed by (A) an Affiliated Clinic or (B) an Affiliated Subsidiary; and (ii) members, partners or shareholders of an Affiliated Clinic.

     The Amendment defines the following terms: (i) Technical Employees shall mean technicians who provide services in the diagnostic areas of an Affiliated Clinic's practice, including, but not limited to laboratory, radiology and cardiology technicians; (ii) PhyCor Affiliate Purchase Date shall mean the Nasdaq Stock Market's last trading day during each Plan Year; and (iii) Clinic Affiliate Purchase Date shall mean the Nasdaq Stock Market's last trading date during each calendar quarter during a Plan Year.

     The Amendment provides further that the Issue Price of the shares of Common Stock issued under the Plan shall be calculated separately for PhyCor Affiliates and Clinic Affiliates.

     The Issue Price for PhyCor Affiliates shall be equal to the lesser of: (i) 85% of the Market Price on the PhyCor Affiliate Purchase Date of a Plan Year or (ii) 85% of the Market Price on the first trading date of a Plan Year.

     The Issue Price for Clinic Affiliates on each Clinic Affiliate Purchase Date shall be equal to 95% of the Market Price on the applicable Clinic Affiliate Purchase Date.

     The Amendment also provides that the Market Price of the shares of Common Stock under the Plan shall equal the average sales price of all sales occurring on the date that the Market Price is to be determined, weighted to account for the volume of each sale, provided, however, that if there are no sales on such date the Market Price shall equal the average of the highest bid and lowest asked prices on such date. Provided further, that if there is a material alteration in the present system of reporting sales prices of the Common Stock, or if the Common Stock shall no longer be quoted on the Nasdaq National Market, the Market Price shall be determined by such method as determined by the Board.

     The Amendment also provides that the maximum monthly deduction that a PhyCor Affiliate may authorize is $1,770 and that the maximum monthly deduction that a Clinic Affiliate may authorize is $2,667. The Amendment also provides that an Affiliate may change his or her contribution rate upon notice to the Administration Agent at least fifteen (15) days prior to the next Purchase Date.